February 8, 2008

Dear Shareholder:

As you would be aware, RBTT Financial Holdings Limited (RBTT) and Royal Bank of Canada (RBC) jointly announced on October 2, 2007 an agreement to combine RBC’s Caribbean retail banking operations with RBTT through RBC’s acquisition of RBTT for a price of approximately TT$13.8 billion. RBC expects to pay 60% of the consideration in cash and the remaining 40% in RBC common shares. Our Board of Directors approved the transaction and recommends it for favourable consideration by our shareholders.

A meeting of shareholders is being convened on March 26, 2008 for the purpose of considering and voting on the resolution relating to this transaction.

We enclose a copy of the Directors’ Circular which contains the necessary information on the transaction. The Notice of the Meeting of the shareholders is incorporated in the Directors’ Circular and, as a separate insert, a Form of Proxy is also enclosed.

Yours sincerely,

P.J. July
Group Chairman

Encls.

Royal Court 19-21 Park Street, Port of Spain, Trinidad, W.I.
Telephone: (868) 623-1322; Fax (868) 625-3764
e-mail:info@tt.rbtt.com; www.rbtt.com